FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing that Banco de Chile’s board of directors has, on this date, amended the Customary Transactions with Related Parties Policy.

Santiago, August 27, 2026

Mrs.

Catherine Tornel León

President

Financial Market Commission

Present

Ref.: Material Information/

Banco de Chile

Of our consideration:

Pursuant to Articles 9 and 10 of Law No. 18,045 on Securities Market, and Article 147 letter b) of Law No. 18,046 on Corporations, I hereby inform you as material information that, that in Banco de Chile’s board meeting held today, August 27, 2026, the Customary Transactions with Related Parties Policy was amended. The amended text of the aforementioned policy is available to those interested and to the general public in the corporate offices and on the website www.bancochile.cl, section Our Bank / Corporate Governance.

Sincerely,

Eduardo Ebensperger Orrego

CEO

Banco de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2026

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO

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